Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: August 18, 2015

The following FAQs were made available on Humana’s internal website on August 18, 2015:

As we continue to navigate the proposed Aetna merger with Humana, a wide variety of questions are naturally emerging. That’s why we created a series of FAQs on an ongoing basis for regular distribution via Hi! and other internal channels. Our goal is to provide accurate answers in the timeliest manner possible. If you would like to review previous FAQs, you can do so at the FAQ link.

We are very early in the merger process with Aetna, therefore very few specifics about post transaction business operations are known at this time. At the appropriate point, Aetna will form an integration planning team that will begin to consider and make some of these post-closing operational decisions, and we will share as more information becomes available. In the meantime, please continue to send questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

Benefits

Q:	I understand from a previous FAQ that trading/holding/selling/buying the stock has not changed. What is still unclear is how that stock will be considered after/during the merger? Is the stock held by us in the 401(k) subject to the ‘deal’ terms that were published as part of the Aetna arrangement, or, is the stock held by us in the 401(k) exempt from the ‘deal’ and only to be assessed at the Public trading price?

A:	Humana stock held in a retirement savings/401(k) plan portfolio as of the merger closing date will receive the same merger consideration per share as any investor holding Humana stock. This amount will be credited to your account in the 401(k) plan in the form of both cash and Aetna common stock. More details will be shared as we get closer to the transaction date.

Transaction Related

Q:	What effect, if any, will the upcoming presidential campaigns have on the transaction’s approval?

A:	The presidential campaign should have no impact on the government’s review of the merger. There are statutory and regulatory requirements governing the review-and-approval process. That being said, it is highly likely that healthcare will be a campaign issue for both parties, as it has been in the past.

Humana Services and Products

Q:	How does the proposed merger impact our 2016 Medicare bid submission(s), and our upcoming open enrollment periods?

A:	Retail - The announcement will have no impact on our 2016 Medicare Bid submissions, as we and Aetna will continue to operate as separate, independent and competing companies through the closing date. Humana submitted initial 2016 bid filings to CMS on June 1, 2015. CMS review of these bids was completed successfully, and we are, currently, in the process of submitting our final bids to CMS. Consistent with prior years, we expect to sign contracts with CMS in September, and the 2016 annual enrollment period will begin October 15. Annual enrollment will operate as it has in prior years, and we will be competing against Aetna and others with our 2016 product offerings. Humana members’ coverage, network of providers, and how we work with them will continue as usual through the end of their contract year.

Associate Open Enrollment – We currently expect that Humana’s associate Open Enrollment period will be held in May 2016 for benefits effective in July 2016.

Q:	I work directly with Medicare members at their provider’s offices. These members have been asking questions about the announcement of the Humana and Aetna merger. Is there a scripted response I can utilize when face to face with members? I have been advising that it is too early to know the implications of a merger at this time. Any guidance would be, greatly, appreciated. I saw the links for providers and brokers in the weekly Hi article, but need something for members that do not have internet access. These are members who will be choosing a plan for 2016 in October-December 2015, and are concerned with changes that may occur.

A:	Continue to provide guidance using Humana Aetna Merger Member Talking Points.

The Humana Aetna Merger Talking Points Mentor topic includes links to:

•	Humana.com where you can access the press release

•	Humana Aetna Merger Member Talking Points

•	Humana Aetna Merger Provider Talking Points

Humana Specific

Q:	How will we ensure that we continue to be our best, as a company, between now and the expected close of the transaction?

A:	During times of change, we recognize the importance for increased communication and the need to work closely together to stay focused on our customers, providers and our team mates. We are using forums like our town halls, the weekly FAQs, and other resources like Hi! to answer the questions that are top of mind for you. We also participate in social media forums to capture areas of concern for you and proactively address them as we can.

We know that Humana is what it is today because of the great people at Humana. Our focus is to continue building our company to be the strongest it can be and that means helping you grow and expand your skills and opportunities to be your best. This includes providing the resources to help you enhance your skills, reiterating the importance of open conversations with your leaders about your development needs, getting candid input on your performance, a wide variety of tools to attract and retain associates, and other efforts to maintain a high performing company with a culture and values that inspire us.

Together, we will thrive through this period with a core focus on the health and well-being of our associates and consumers.

Humana and Aetna Business Related

Q:	I’ve read that Humana has quite a few more employees than Aetna. If that is accurate, what is the reason for the difference?

A:	Humana’s (nearly 50,000) and Aetna’s (slightly more than 50,000) associate populations are close in numbers; however, associates at the respective companies focus on different – yet complementary – capabilities. One example, that’s been discussed multiple times, is Humana’s focus on Medicare Advantage and Aetna’s focus on commercial products.

Humana associates should continue to focus on providing our members with a high quality health care experience and superior service. The combination of Aetna and Humana is expected to be well-positioned to offer consumers a broader choice of products, access to higher quality, and more affordable care, as well as a better overall experience.

Q:	Does Aetna have a Political Action Committee (PAC), or participate with another larger PAC?

A:	Yes, Aetna – like Humana – operates a Political Action Committee.

Q:	Aetna has referenced Transcend. Have they commented on the Owned Provider space?

A:	We are not aware of any comments, however, as has been reported, the deal is expected to bring together Humana’s growing Medicare Advantage business with Aetna’s diversified portfolio and commercial capabilities to create a company serving the most seniors in the Medicare Advantage program, and the second-largest managed care company in the United States.

The capabilities of our practices around managing the health of our member population are drivers of stability and success in a Medicare Advantage business (and to a lesser extent, Medicaid), which is consistent with what the Aetna team is valuing about this combination of companies. The combination is an opportunity for our clinics to bring better quality care for more members, and with a better and more coordinated care experience.

We believe that our ability to manage care is exactly the provider know-how that Aetna has expressed interest in from the Humana suite of emerging capabilities.

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 10, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of Aetna and Humana that also constitutes a preliminary prospectus of Aetna, which will be mailed to stockholders of Aetna and Humana. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Aetna and stockholders of Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,”

“may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.